UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Dice Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

253017 10 7
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON Scot W. Melland
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

3,090,027
(Includes options to purchase 2,843,277 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2011)

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,090,027
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,090,027
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON Michael P. Durney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

1,404,987
(Includes options to purchase 1,243,173 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2011)

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,404,987
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,404,987
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.1%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON Thomas Silver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

906,914
(Includes options to purchase 850,923 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2011)

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 906,914
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,914
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON Constance Melrose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

122,870
(Includes options to purchase 95,001 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2011)

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 122,870
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 122,870
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON Brian P. Campbell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

315,056
(Includes options to purchase 284,195 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2011)

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 315,056
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,056
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Kent Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

130,361
(Includes options to purchase 111,128 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2011)

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 130,361
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,361
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON Paul Melde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER

169,195
(Includes options to purchase 138,738 shares of the issuer’s common stock that were vested and exercisable as of, or will become vested and exercisable within 60 days of, December 31, 2011)

	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 169,195
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,195
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 9 of 15 Pages

Item 1.	(a)	NAME OF ISSUER Dice Holdings, Inc. (the “Company”).
	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 1040 Avenue of the Americas, 16th Floor New York, New York 10018
Item 2.	(a)	NAMES OF PERSONS FILING This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
		(i)	Scot W. Melland;
		(ii)	Michael P. Durney;
		(iii)	Thomas Silver;
		(iv)	Constance Melrose;
		(v)	Brian P. Campbell;
		(vi)	Kent Thompson; and
		(vii)	Paul Melde.

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 10 of 15 Pages

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE 1040 Avenue of the Americas, 16th Floor New York, New York 10018
(c)	CITIZENSHIP
Each Reporting Person is an individual and has United States citizenship.
(d)	TITLE OF CLASS OF SECURITIES Common Stock, par value $0.01 per share (the “Common Stock” or “Shares”)
(e)	CUSIP NUMBER 253017 10 7

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 11 of 15 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS: Not applicable.
Item 4.	OWNERSHIP.
	(a)	Amount Beneficially Owned:
		Each of the Reporting Persons may be deemed to beneficially own the Shares listed opposite such Reporting Persons name below:
		Reporting Person	Number of Shares Beneficially Owned
		Scot W. Melland	3,090,027
		Michael P. Durney	1,404,987
		Thomas Silver	906,914
		Constance Melrose	122,870
		Brian P. Campbell	315,056
		Kent Thompson	130,361
		Paul Melde	169,195

(b)	Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 65,227,594 Shares outstanding as of January 31, 2012 as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 3, 2012, each of the Reporting Persons may be deemed to beneficially own the percentage of the outstanding Common Stock listed opposite such Reporting Persons name below:

	Reporting Person	Percent of Class
	Scot W. Melland	4.5%
	Michael P. Durney	2.1%
	Thomas Silver	1.4%
	Constance Melrose	0.2%
	Brian P. Campbell	0.5%
	Kent Thompson	0.2%
	Paul Melde	0.3%

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 12 of 15 Pages

(c)
Number of Shares as to Which Such Person Has:

(i)  Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares as listed opposite such Reporting Persons name in Items 4(a) and (b) above.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein.

Item 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Prior to December 31, 2011, the Reporting Persons could have been deemed to be acting as a “group” with Quadrangle Capital Partners II LP, Quadrangle Select Partners II LP and Quadrangle Capital Partners II-A LP (collectively, the “Quadrangle entities”), and General Atlantic Partners 79, L.P., GapStar, LLC, GAP-W Holdings, L.P., GAP Coinvestments III, LLC, GAP Coinvestments IV, LLC and GAPCO GmbH & Co. KG (collectively, the “General Atlantic entities”).  On March 30, 2011, Robert Dumas, who was previously a Reporting Person on this Schedule 13G, ceased to act in a “group” with the Reporting Persons, the Quadrangle entities and the General Atlantic entities.  As such, he is no longer a Reporting Person.  Also during 2011, the Reporting Persons ceased to act as a “group” with the Quadrangle entities and the General Atlantic entities.  This Amendment No. 4 to Schedule 13G constitutes the Reporting Persons’ exit filing.  See Item 9.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 13 of 15 Pages

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP See Item 9.
Item 9.
NOTICE OF DISSOLUTION OF GROUP

Each Reporting Person is a party to the Institutional and Management Shareholders Agreement, dated as of July 23, 2007 (the “Shareholders Agreement”), among the Quadrangle entities, the General Atlantic entities and the Management Shareholders named therein.  Each of the Reporting Persons is a “Management Shareholder” as such term is defined in the Shareholders Agreement.  The Shareholders Agreement is filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K (File No. 001-33584) filed with the Securities and Exchange Commission on July 23, 2007.

The provisions in the Shareholders Agreement that could have caused the Reporting Persons to be deemed to be in a “group” with the Quadrangle entities and the General Atlantic entities have ceased to be in effect prior to December 31, 2011.  Thus, the Reporting Persons are no longer part of a “group” with the Quadrangle entities and the General Atlantic entities.

Item 10.	CERTIFICATION Not applicable.

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 14 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 13, 2012

SCOT W. MELLAND

By:	/s/ Scot W. Melland

MICHAEL P. DURNEY

By:	/s/ Michael P. Durney

THOMAS SILVER

By:	/s/ Thomas Silver

CONSTANCE MELROSE

By:	/s/ Constance Melrose

BRIAN P. CAMPBELL

By:	/s/ Brian P. Campbell

KENT THOMPSON

By:	/s/ Kent Thompson

PAUL MELDE

By:	/s/ Paul Melde

CUSIP No. 253017 10 7	SCHEDULE 13G	Page 15 of 15 Pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).